Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 28, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Grupo Financiero Galicia S.A. (the “Company”) has agreed to enter into a transaction with those certain minority shareholders of Tarjetas Regionales S.A. (“Tarjetas Regionales”), in which the Company also owns a majority interest, in order to proceed with an agreed upon corporate reorganization of Tarjetas Regionales.

Through the above-referenced corporate reorganization, the minority shareholders of Tarjetas Regionales, Fedler S.A. and Dusner S.A., who collectively hold approximately 17% of Tarjetas Regionales’ issued and outstanding equity interests (the “Minority Shares”), will contribute the Minority Shares held by each such minority shareholder to the Company through an anticipated merger transaction. Pursuant to such merger transaction, the Company will acquire control of 100% of the issued and outstanding equity interests of Tarjetas Regionales and each of Fedler S.A. and Dusner S.A. will receive interests in the Company in exchange for, and in an amount representing, the outstanding equity interests that such minority shareholder held in Tarjetas Regionales, as such will be determined pursuant to a definitive merger agreement.

The transaction is subject to (i) the execution of a definitive merger agreement; (ii) receipt of any applicable corporate approvals; and (iii) receipt of any applicable approvals from any entity or person having appropriate authority over the parties.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.